[WLDD LETTERHEAD]
December 1, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Esq. Division of Corporation Finance

Re:	Psychiatric Solutions, Inc. Registration Statement on Form S-4 File Number 333-163111
Dear Mr. Riedler:
     On behalf of Psychiatric Solutions, Inc. (the “Company”), below is the Company’s response to the comment included in the staff’s letter, dated November 24, 2009, regarding the above-referenced Registration Statement on Form S-4. The staff’s comment is repeated and underlined below for convenience of reference. The Company has also filed with the Commission an Amendment No. 1 to the Registration Statement that reflects the response below.
     Comment 1: Your disclosure states that you may add, update or change information in this prospectus by means of one or more prospectus supplements. This statement does not appear to be consistent with General Instruction H to Form S-4 and the no-action letter for Service Corporation International released on December 2, 1985, which require the filing of a post-effective amendment under certain circumstances. Please revise your disclosure to clarify that you will, if necessary, file a post-effective amendment or prospectus supplement as required.
     Response 1: The Company has revised the Form S-4 on page 1 to clarify that it will file a post-effective amendment to the Form S-4 or a prospectus supplement, as required.
     We appreciate your review of this letter and the Company’s response. Please contact the undersigned at (615) 850-8855 or John Faldetta at (615) 850-8875 if you have any questions regarding the Company’s response.
Very truly yours,
/s/ James H. Nixon III

cc:	Christopher L. Howard, Esq. John J. Faldetta, Jr., Esq.